UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-10924

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Williams Energy, Inc. 401(k) Plan & Trust
Six Desta Drive - Suite 6500
Midland, Texas 79705

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clayton Williams Energy, Inc.
Six Desta Drive - Suite 6500
Midland, Texas 79705

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Clayton Williams Energy, Inc.
 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, Line 4i, schedule of assets held for investment purposes as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP

Dallas, Texas
June 25, 2008

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS:
Investments, at fair value:
Stable value fund	$720,393	$615,114
Mutual funds	12,473,630	11,267,628
CWEI common stock	2,946,329	3,010,090
Participant loans	27,612	37,257
	16,167,964	14,930,089
Contributions receivable:
Participant	36,791	38,500
Company	47,548	44,108
	84,339	82,608
Total assets	16,252,303	15,012,697

LIABILITIES:	-	-

Net assets available for benefits	$16,252,303	$15,012,697

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net depreciation in fair value of investments	$(1,276,419)
Dividends and interest	1,466,640
Net investment income	190,221

Contributions:
Participant contributions	1,149,272
Company contributions	485,695
Total contributions	1,634,967

Total additions	1,825,188

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefits paid directly to participants	585,582

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,239,606

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,012,697

End of year	$16,252,303

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Clayton Williams Energy, Inc. (the “Company”) 401(k) Plan and Trust (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan, as amended and restated, is a defined contribution plan established by Clayton Williams Energy, Inc. (the “Company” or “CWEI”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company who become entitled to participate in the Plan.  Employees who have 90 days of service and are age 21 or older are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan was amended effective January 1, 2001 to provide that a participant shall be fully vested in his or her salary deferral contribution account, after-tax contribution account, matching employer contribution account, discretionary employer contribution account, and rollover contribution account.  The Plan was amended effective August 2, 2004 to include the terms and conditions of the DWS Trust Company prototype 401(k) plan document as supplemented and modified. The Plan was amended December 6, 2007, effective January 1, 2008, to auto enroll employees upon becoming eligible, to add a Roth 401(k) feature, which allows after-tax contributions, and to increase the limit on matching contributions from 4% to 6% of compensation.

Plan Administration
The Plan is administered by the Company.  ADP Retirement Service, Inc. is the Plan’s recordkeeper.  DWS Scudder holds the Plan’s assets, and DWS Trust Company is the Trustee.

Contributions
The Plan requires that the amounts of all participant and Company contributions comply with limitations established by the IRC.  Subject to these limitations, participants may contribute to the Plan up to 100% of pre-tax annual compensation, as defined by the Plan, and the Company, in its sole discretion, may provide a matching contribution equal to a percentage of participants’ contributions.  The Company makes matching contributions equal to 100% of participants’ contributions, limited to 4% of compensation.  The Company may also make discretionary profit-sharing contributions to the Plan which are allocated to participants’ accounts based on each participant’s compensation as a percentage of total compensation.

Vesting
Participants are fully vested in their contributions and the earnings thereon.  The Plan has been established as a safe-harbor plan, therefore, participants are fully vested in Company matching and discretionary contributions upon entry into the Plan.

Benefits
Upon termination of service due to death, disability or retirement, participants may request and receive a lump-sum distribution in an amount equal to the value of the vested interest in their respective accounts.  Any undistributed amounts will be distributed when participants reach 70½ years of age.  Participants may also receive hardship withdrawals of their accounts, subject to certain limitations, as defined in the Plan document.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Participant Accounts
Individual accounts are maintained to reflect each participant’s allocated share of the Plan’s income, the Plan’s administrative expenses, the Company’s contributions, and the participant’s contributions. Allocations of investment income and forfeitures are based on participant account balances.

Investment Options
As directed by participants, the Plan purchases units of participation in sixteen distinct investment portfolios administered by DWS Trust Company, the Plan Trustee. In addition, the Plan makes participant-directed investments and matching contributions in the Company’s common stock. Under the Plan, participants are allowed to transfer funds between any investment option including the Company stock fund.

Participant Loans
The Plan does not allow for participant loans. The participant loans at December 31, 2007 and 2006 are the remaining balances of loans brought over from another Plan merged in a prior year.

Administrative Expenses
At its discretion, the Company may pay all or any portion of administrative expenses on behalf of the Plan. During 2007, the Company paid administrative expenses totaling $16,521.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements and supplemental schedule are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits
Benefit payments are recognized when paid.  Benefits due to participants who have elected to withdraw from the Plan but have not been paid are deducted from net assets available for benefits.  At December 31, 2007 there were no amounts allocated to withdrawing participants.

Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Changes in the market value of investments from one period to the next, combined with realized gains and losses based on differences between revalued costs and market value of investments on the trade date, are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Reinvested income is reflected as additions to the cost basis of investments.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which will become effective for financial assets and liabilities of the Plan on January 1, 2008 and non-financial assets and liabilities of the Plan on January 1, 2009. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The effect of adopting SFAS 157 is not expected to have a significant effect on the Plan’s financial statements.

Reclassifications
Certain 2006 balances have been reclassified to conform to the 2007 basis of presentation.

3.	Investments

The following presents investments (all party-in-interest, note 4) that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006:

	2007	2006
DWS Scudder:
DWS Scudder Flag Inv Bal Builder-A	$1,052,896	$1,140,188
Baron Growth Fund	1,374,089	1,065,634
Growth Fund of America-R3	2,407,345	2,083,258
DWS Scudder Large Cap Value-A	-	2,692,987
Oppenheimer Value Fund-N	2,775,189	-
Templeton Foreign-A	1,550,331	1,360,686
Clayton Williams Energy Inc. Common Stock
(94,555 and 90,322 shares, respectively)	2,946,329	3,010,090

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) realized a net appreciation (depreciation) as follows:

Common and commingled trust funds	$(893,273)
CWEI common stock	(383,146)
$(1,276,419)

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

4.	Party-in-Interest Transactions

All of the Plan’s assets are invested either in portfolios administered by DWS Trust Company at December 31, 2007 and 2006, or in common stock of CWEI.  Since DWS Trust Company is the Plan Trustee, and since CWEI is the Plan Sponsor, all transactions with these parties qualify as party-in-interest transactions.

5.	Tax Status

DWS Trust Company obtained a favorable determination letter from the Internal Revenue Service on September 11, 2001, stating that the prototype plan, which was adopted by the Plan in 2004, is a qualified plan under the Internal Revenue Code.  Management has not received a determination letter specifically for the Plan but believes the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA.

SUPPLEMENTAL SCHEDULE

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 75-2396863

December 31, 2007

Identity of Issuer	Description of Investment	Cost	Current Value
* DWS Scudder	DWS Scudder Stable Value – A	**	$720,393
* American Funds Distributors, Inc.	American High-Income Trust-R3	**	151,080
* DWS Scudder	DWS Scudder Fixed Income Fund-A	**	479,874
* DWS Scudder	DWS Scudder Flag Inv Bal Builder-A	**	1,052,896
* DWS Scudder	DWS Scudder Pathway Conservative-A	**	115,351
* DWS Scudder	DWS Scudder Pathway Growth-A	**	214,068
* DWS Scudder	DWS Scudder Pathway Moderate-A	**	579,067
* Baron Capital, Inc.	Baron Growth Fund	**	1,374,089
* American funds Distributors, Inc.	Growth Fund of America-R3	**	2,407,345
* Allianz Global Investors Distributors, Inc.	Allianz NFJ Small Cap Value-R	**	302,104
* Oppenheimer funds	Oppenheimer Value Fund-N	**	2,775,189
* DWS Scudder	DWS Scudder Mid Cap Growth-A	**	445,232
* DWS Scudder	DWS Scudder RREEF Real Est Secur-A	**	410,881
* DWS Scudder	DWS Scudder S&P 500 Index-S	**	251,134
* T. Rowe Price Investment Service, Inc.	T. Rowe Price Mid Cap Value-R	**	361,122
* Franklin Templeton Investments	Templeton Foreign-A	**	1,550,331
* DWS Scudder	DWS Scudder Lifecompass 2040-A	**	32
* DWS Scudder	DWS Scudder Lifecompass 2030-A	**	3,835
* Clayton Williams Energy Inc.	Company Stock	**	2,946,329
* Clayton Williams Energy Inc. 401(k) Plan	Plan Loan Fund (Interest rates ranging
	from 5 to 10.5%)	**	27,612
Total Investments			$16,167,964

* Indicates each identified person/entity known to be a party-in-interest for the year ended December 31, 2007.

** Historical cost information is omitted as permitted for participant-directed transactions under an individual account plan.

See Report of Independent Registered Public Accounting Firm

S-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLAYTON WILLIAMS ENERGY, INC.
401(k) Plan & Trust
(Name of Plan)

By:	Clayton Williams Energy, Inc.
Plan Administrator

Date:	June 27, 2008	By:	/s/ L. Paul Latham
L. Paul Latham
Executive Vice President and Chief
Operating Officer

CLAYTON WILLIAMS ENERGY, INC.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm